UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

Annual report pursuant to Section 15(d) of the
X	Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from ___________ to___________

Commission File Number: 001 – 11130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

600 Mountain Avenue
Murray Hill, NJ 07974

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCATEL-LUCENT
54, rue La Boétie
75008 Paris, France

The total # of pages contained
in this Form 11-K filing is      18

Exhibit Index can be found on

Table of Contents

LUCENT TECHNOLOGIES INC. LONG TERM SAVINGS	3
AND SECURITY PLAN FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE
YEAR ENDED DECEMBER 31, 2006

SIGNATURES	16

EXHIBIT INDEX	17

Lucent Technologies Inc.
Long Term Savings and Security Plan
Financial Statements
As of December 31, 2006 and 2005, and
for the year ended December 31, 2006

Lucent Technologies Inc.
Long Term Savings and Security Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	5

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005	6

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006	7

Notes to Financial Statements
December 31, 2006 and 2005	8–14

Supplemental Schedule*

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006	15

*	Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Lucent Technologies Inc. Long Term Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 18, 2007

Lucent Technologies Inc.
Long Term Savings and Security Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

(thousands of dollars)	2006	2005

Assets
Investment in Master Trust, at fair value	$828,804	$858,779
Participant loans receivable	6,277	6,260
Total investments	835,081	865,039
Company contributions receivable	303	382
Employee contributions receivable	622	755
Total assets	836,006	866,176
Net assets available for benefits, at fair value	836,006	866,176
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	3,480	3,340
Net assets available for benefits	$839,486	$869,516

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

(thousands of dollars)

Additions to net assets attributed to
Contributions
Employee contributions	$8,695
Company contributions	4,010
Plan’s share of Master Trust investment gain	67,437
Interest from participant loans	336
Total additions	80,478

Deductions from net assets attributed to
Distributions to participants	129,801
Administrative expenses	30
Total deductions	129,831
Net decrease before transfers	(49,353)
Transfer from AGCS Hourly Savings Plan	18,503
Transfer from Lucent Savings Plan, net	812
Transfer from Avaya Inc.	8
Net decrease	(30,030)

Net assets available for benefits
Beginning of year	869,516
End of year	$839,486

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.           Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (the “Company”) to provide a convenient way for eligible nonmanagement employees, as described in the Plan, to save on a regular and long-term basis. The Plan became effective October 1, 1996 as the successor to the AT&T Long Term Savings and Security Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Effective September 28, 2006, the AGCS Hourly Savings Plan was merged into the Plan. As a result of this merger, assets of $18,503,000 were transferred in from the AGCS Hourly Savings Plan.

On April 2, 2006, the Company and Alcatel, a publicly listed company headquartered in Paris, France, entered into a merger agreement. Effective November 30, 2006, the Company merged with Alcatel to form Alcatel-Lucent. As a result of the merger, the Lucent company stock funds in the Plan were converted into new funds (see table below). Each share of Lucent Common Stock, including the shares held in the Lucent company stock funds, was converted into 0.1952 of an American Depositary Share of Alcatel-Lucent.

Old Fund	New Fund
Lucent Stock Fund	Alcatel-Lucent Stock Fund
Employer Shares Fund I	Alcatel-Lucent Employer Shares Fund I
Employer Shares Fund II	Alcatel-Lucent Employer Shares Fund II

Master Trust
Effective August 1, 2005, the Plan assets are held by Mellon Trust of New England, National Association, as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”). Prior to August 1, 2005, the Plan assets were held by Fidelity Management Trust Company, as former Trustee (the “former Trustee”), in the Lucent Technologies Inc. Group Trust (the “Group Trust”).

Contributions
Effective April 1, 2005, employee contributions of 1% to 25% of eligible pay may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. Prior to April 1, 2005, employee contributions were authorized from pay on the basis of weekly pay in $5 increments as described in the Plan. A supplementary employee contribution could be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees’ matched contribution, resulted in a total contribution of up to approximately 16% of the employee’s weekly rate of pay. The Internal Revenue Code (“IRC”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $15,000 and $14,000 in 2006 and 2005, respectively.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (the “IRS”) pre-tax limit. The catch-up contribution limit set by the IRS is $5,000 and $4,000 in 2006 and 2005, respectively. Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Effective March 1, 2003, the Plan was amended to provide for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Prior to March 1, 2003, Company matching contributions were vested upon the completion of five years of service.

After completion of six months of service, the Company contributes on behalf of each participating employee an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to the first 6% of the participant’s eligible compensation, as defined in the Plan. Prior to April 1, 2005, one year of service was required to receive Company matching contributions. Company contributions will not be made with respect to supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2006 and 2005, forfeited amounts totaled approximately $34,000 and $49,000, respectively.

Participant Loans
Effective April 1, 2005, participants may have one general loan and one home loan outstanding at a time. Loans are available to participants in an amount up to 50% of their vested account balance, from $1,000 to $50,000, subject to certain limitations as defined in the Plan. Upon default as described in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59-1/2. The loans are collateralized by the participant’s account balance and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.0% to 9.5% at December 31, 2006. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions
When a participant retires with a service pension from the Lucent Technologies Inc. Pension Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed in a single payment or in partial withdrawals as directed by the participant. Effective April 1, 2005, all terminated participants may elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300. Prior to April 1, 2005, in the case of a termination of employment other than retirement or disability, only a single distribution of all vested amounts in the participant’s account was allowed.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

Effective November 1, 2005, inactive participants with vested account balances of $5,000 or less will have their account balances automatically distributed if they do not make affirmative distribution elections. Account balances greater than $1,000 but less than or equal to $5,000 will be transferred to Individual Retirement Accounts to be established on behalf of the participants. Accounts of $1,000 or less will be paid directly to the participant. If the participant does not request a distribution and the account balance exceeds $5,000, the participant’s account shall remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

2.           Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments
The Lucent Savings Plan and the Plan each have an interest in the assets of the Master Trust. The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee. Except for the investment contract, which is valued at contract value with an insurance company (Note 4), the Trustee determines fair value of the Master Trust’s underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the Alcatel-Lucent American Depositary Shares and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Master Trust Investment Gain
The Plan’s reported investment gain from Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s investment gain, which consists of the Master Trust’s interest, dividends and net appreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Transfers to/from Other Plans, Net
The Plan presents in the statement of changes in net assets available for benefits the net amount of transfers to/from other plans.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives
From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

3.           Tax Status

The IRS determined and informed the Company by a letter dated August 24, 2004, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

4.	Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts ("synthetic GICs") as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (Note 7). The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is zero at December 31, 2006 and 2005.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs included in the financial statements at contract value as reported to the Plan by the former Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield of the synthetic GICs based on actual earnings was approximately 5.10% and 4.78% at December 31, 2006 and 2005, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 4.58% and 4.14% at December 31, 2006 and 2005, respectively.

5.	Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

6.	Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

7.	Master Trust Investments

The Lucent Savings Plan and the Plan each had an interest in the assets of the Master Trust in 2006 and 2005, respectively. Investment income and the Plan’s interest in the net assets of the Master Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust as of December 31, 2006 and 2005 was approximately 11% and 12%, respectively.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2006 and 2005:

(thousands of dollars)	2006	2005

Investments
At fair value
Cash	$50,461	$26,503
Government securities	125,476	152,253
Corporate bonds	102,421	86,966
Corporate stock	1,906,503	1,640,091
Common collective trusts	2,244,283	2,141,863
Commingled funds	1,081,456	1,008,130
Mutual funds	81,805	56,431
Guaranteed insurance contracts	1,825,250	2,032,732
Total assets	7,417,655	7,144,969
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	20,086	18,985
	$7,437,741	$7,163,954

Lucent Technologies Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
December 31, 2006 and 2005

The following table presents the investment income for the Master Trust for the year ended December 31, 2006:

(thousands of dollars)

Net appreciation in fair value of investments
Corporate stock	$219,342
Common collective trusts	270,375
Commingled funds	122,506
Mutual funds	9,601
621,824

Investment income
Interest	97,308
Dividends	27,694
Others	27,713
Total	$774,539

The following table presents investment funds offered to participants that represent 5% or more of the Master Trust investments as of December 31, 2006 and 2005:

(thousands of dollars)	2006	2005

Lucent Employer Stock Fund—Common shares	$-	$428,466
Alcatel-Lucent ADS	388,771	-
Lucent Asset Allocation Fund 2020	397,267	368,097
Lucent Equity Index Fund	1,696,044	1,628,925
Lucent Money Market Fund	517,970	501,665
U.S. Large Cap Value Equity Fund	696,003	579,571
Lucent Stable Value Fund	1,845,337	2,051,624
Lucent International Equity Fund	474,579	336,045	*

* For comparison purpose, balance represents less than 5% of the Master Trust investment as of December 31, 2005.

8.           Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee or the former Trustee and therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invested in shares of the Company common stock before November 30, 2006. Effective December 1, 2006, the Master Trust invests in American Depositary Shares of Alcatel-Lucent. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Lucent Technologies Inc.
Long Term Savings and Security Plan
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable*	(Interest rates range from 4.0%–9.5%)	$-	$ 6,277,000

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date:	April 18, 2007	By:	/s/ Anna L. Andersen

Anna L. Andersen
Plan Administrator

EXHIBIT INDEX

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm